Chou America Management Inc.
110 Sheppard Ave East
Suite 301, Box 18
Toronto ON M2N 6Y8

March 1, 2013

Mr. Francis S.M. Chou
President and Chairman, Chou America Mutual Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Chou:

Chou America Management Inc. (the "Adviser") agrees to waive its investment advisory fee and/or reimburse expenses as necessary to ensure that total annual operating expenses (excluding other expenses, taxes, leverage interest, acquired fund fees and expenses, dividends or interest on short positions, other interest expenses, brokerage commissions, and extraordinary expenses such as litigation) for the Chou Opportunity Fund and Chou Income Fund (each, a "Fund", together, the "Funds") each do not exceed 1.50% through the period from May 1, 2013 through May 1, 2014.

This agreement can only be terminated or amended upon the approval of the Chou America Mutual Funds' Board of Trustees and the Adviser, and is automatically terminated if the Adviser is no longer a service provider to the Funds. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

By: /s/ Francis Chou
Name: Francis S.M. Chou
Title: President and Chief Executive Officer